June 18, 2010

Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, S.E., P.O. Box 339
Hickory, North Carolina 28602

> **Re:** **CommScope, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-12929**
> **Response Letters Dated April 30, 2010 and June 14, 2010**

Dear Mr. Drendel:

We refer you to our comment letters dated November 13, 2009 and May 18, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance